MOHEGAN TRIBAL GAMING AUTHORITY

One Mohegan Sun Boulevard

Uncasville, CT 06382

February 5, 2016

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Nicole Collings

Re:	Mohegan Tribal Gaming Authority

Registration Statement on Form S-4

File No. 333-209238

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Mohegan Tribal Gaming Authority (“MTGA”) hereby requests acceleration of effectiveness of the Registration Statement on Form S-4 (File No. 333-209238) so that it may become effective at 10:00 a.m. Eastern Time on Tuesday, February 9, 2016, or as soon as practicable thereafter.

In connection with this request, MTGA hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve MTGA from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	MTGA may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Mohegan Tribal Gaming Authority

By:	/s/ Scott Wells
Name:	Scott Wells
Title:	Vice President and General Counsel